Exhibit (d)2(h)

AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT

THIS AMENDMENT is made this 15th day of November, 2006, by and between Mason Street Advisors, LLC (the “Adviser”) and Templeton Investment Counsel, LLC (the “Sub-Adviser”).

WHEREAS, the Adviser and the Sub-Adviser are parties to an Investment Sub-Advisory Agreement dated April 29, 1994 (the “Agreement”); and

WHEREAS, the Adviser and the Sub-Adviser wish to amend the Agreement as set forth in this Amendment.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1. The second paragraph of Section 4 of the Agreement shall be deleted in its entirety and replaced with the following:

The amount of such annual fee, as applied to the average daily value of the net assets of the Portfolio shall be as described in the schedule below:

Asssets	Fee
On the first $100 million	0.50%
On the next $50 million	0.35%
On the next $350 million	0.30%
On the next $500 million	0.25%
On the next $500 million	0.20%
On assets in excess of $1.5 billion	0.15%

2. Capitalized terms used herein shall have the respective meanings ascribed thereto in the Agreement unless herein defined or the context shall otherwise require.

3. Except as modified by this Amendment, the Agreement shall remain in full force and effect, and it is hereby ratified and confirmed.

4. This Amendment may be executed in two or more counterparts which together shall constitute one instrument. Each party has caused this Amendment to be signed below by a duly authorized officer with full power and authority to execute this Amendment.

TEMPLETON INVESTMENT COUNSEL, LLC		MASON STREET ADVISORS, LLC

By:	/s/ Gary Motyl	By:	/s/ Kate Fleming
Name:	Gary Moytl	Name:	Kate Fleming
Title:	President	Title:	Vice President